FTB ADVISORS, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING ___12/31/2016___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTB Advisors, Inc.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

165 Madison Ave., 14th Floor
(No. and Street)

Memphis,	**TN**	**38103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Mann   **901-818-6010**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

6070 Poplar Avenue, Suite 450	**Memphis**	**TN**	**38117**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410(06-02)

OATH OR AFFIRMATION

I, **Paul Mann**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FTB Advisors, Inc._____, as

of____**December 31**_____, 20 **16**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



My Comm. Exp. ~~━━━━~~ 4|1|17

Yvonia A. Foster
Notary Public

_____
Signature

President_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
FTB Advisors, Inc.:

We have audited the accompanying statement of financial condition of FTB Advisors, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Memphis, Tennessee
February 28, 2017

FTB ADVISORS, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents:		
Cash and money market funds	$	25,790,447
Securities purchased under agreement to resell		
with First Tennessee Bank National Association (FTBNA)		12,756,991
Total cash and cash equivalents		38,547,438
Receivables from brokers		458,129
Furniture, equipment, and leasehold improvements, net		1,273,400
Prepaid expenses and other assets		1,978,684
Pension benefit		1,077,389
Total assets	$	43,335,040

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,494,641
Due to FTBNA, net		1,001,505
Deferred tax liabilities, net		219,052
Total liabilities		4,715,198
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,784,535
Retained earnings		41,800,708
Accumulated other comprehensive loss, net		(6,990,401)
Total shareholder's equity		38,619,842
Total liabilities and shareholder's equity	$	43,335,040

See accompanying notes to financial statements.

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(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTB Advisors, Inc. (the Company), a wholly owned subsidiary of FTBNA, was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledges when appropriate.

(d) Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipments is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(e) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(f) Securities Transactions

Securities transactions are recorded on a trade-date basis, as if they had settled.

(g) Fair Value

The Company's financial instruments are either carried at fair value or considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

(h) Subsequent Events

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 28, 2017, which was the date the financial statements were available to be issued.

In February 2017, the Company was informed by its clearing broker, NFS, that the Company had been overcharged certain custodial and clearing fees in 2016 and prior years. Both the Company and NFS are in the process of reviewing billing and other information to determine the amount of these overcharged fees. The Company's initial estimate of the amount of these overcharged fees is approximately $1.2 million. This review by the Company and NFS is expected to be completed in 2017.

(2) Receivables From Brokers

The receivables from brokers consist of receivables from the Company's clearing organization, NFS. The amount of receivables due from NFS at December 31, 2016 is $458,129.

(3) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2016 consist of the following:

Furniture	$	1,022,706
Equipment		243,277
Leasehold improvements		1,662,667
Furniture, equipment, and leasehold improvements, at cost		2,928,650
Accumulated depreciation and amortization		1,655,250
Furniture, equipment, and leasehold improvements, net	$	1,273,400

(4) Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2016, $908,326 was due to FTBNA for current income taxes and is a component of Due to FTBNA, net in the Company's Statement of Financial Condition.

The components of deferred income taxes in the accompanying Statement of Financial Condition at December 31, 2016 are as follows:

Deferred tax assets:	
Deferred tax on minimum pension liability	$ 4,329,013
Other	87,525
Gross deferred tax assets	4,416,538
Deferred tax liabilities:	
Employee benefits	4,352,369
Fixed assets	191,655
Other	91,566
Gross deferred tax liabilities	4,635,590
Net deferred tax liabilities	$ 219,052

Management has concluded that the realization of the deferred tax asset is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance for 2016.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2016, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense.

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2016.

Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2016 is not carried at fair value on our Statement of Financial Condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, money market funds, and securities purchased under agreements to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses, due to FTBNA, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(6) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. During 2016, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA. Additionally, the Company provides investment management services to the trust division of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by FTBNA and its affiliates.

Certain employees of the Company participate in certain benefit programs sponsored by FTBNA and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and

plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

As of December 31, 2016, the Company had a net payable balance of approximately $79,000 due to FTBNA as a result of various nontrade related transactions. There are no specific payment terms related to this payable and all related-party transactions are settled periodically throughout the year.

(7) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2016, the Company's net capital, as defined, was $21,023,253, which was $20,709,626 greater than its required net capital of $313,627.

(8) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(9) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the Statement of Financial Condition of the Company.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2016, no fees or charges were incurred for this guarantee of the Company by FTBNA. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2016, the Company had no accrual related to this indemnification as any loss is neither probable nor estimable.

(10) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 Statement of Financial Condition and the audited Statement of Financial Condition as of December 31, 2016:

	Balance per unaudited Form X-17A-5	Reclassifying Entries Debit	Reclassifying Entries Credit	Balance per audited Statement of Financial Condition
Assets:				
Cash and cash equivalents	$ 326,306	$ 38,221,132	$ -	$ 38,547,438
Securities owned	25,464,140	-	(25,464,140)	-
Receivables from brokers	13,215,120	-	(12,756,991)	458,129
Furniture, equipment, and leasehold improvements, net	1,273,400	-	-	1,273,400
Prepaid expenses and other assets	3,056,074	-	(1,077,390)	1,978,684
Pension benefit	-	1,077,389	-	1,077,389
Total assets	$ 43,335,040	$ 39,298,521	$ (39,298,521)	$ 43,335,040
Liabilities and shareholder's equity:				
Accounts payable and accrued expenses	$ (4,715,198)	$ 1,220,557	$ -	$ (3,494,641)
Due to FTBNA, net	-	-	(1,001,505)	(1,001,505)
Deferred tax liabilities, net	-	-	(219,052)	(219,052)
Total liabilities	(4,715,198)	1,220,557	(1,220,557)	(4,715,198)
Common stock	(25,000)	-	-	(25,000)
Additional paid-in capital	(3,784,535)	-	-	(3,784,535)
Retained earnings	(34,810,307)	-	(6,990,401)	(41,800,708)
Accumulated other comprehensive loss, net	-	6,990,401	-	6,990,401
Total shareholder's equity	(38,619,842)	6,990,401	(6,990,401)	(38,619,842)
Total liabilities and shareholder's equity	$ (43,335,040)	$ 8,210,958	$ (8,210,958)	$ (43,335,040)

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